

June 14, 2024

Jason Long
Chief Executive Officer
LandBridge Company LLC
5555 San Felipe Street, Suite 1200
Houston, TX 77056

> **Re: LandBridge Company LLC**
> **Registration Statement on Form S-1**
> **Filed May 31, 2024**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 7, 2024**
> **File No. 333-279893**

Dear Jason Long:

We have reviewed your registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Form S-1 filed on May 31, 2024

Summary
Financial Performance, page 14

1. Please revise to balance your revised disclosure here by disclosing that as of March 31, 2024, you had a deficit in working capital, defined as current assets less current liabilities, of $7.4 million, cash and cash equivalents of $8.9 million, and $140 million in outstanding borrowings. Please also revise the third risk factor on page 32 to disclose your weighted average interest rate as of March 31, 2024.

Summary Historical and Pro Forma Financial Data, page 40

2. We note your response to our comment 6 and your use of Acquisition Adjusted Free Cash Flow as a non-GAAP measure. Please tell us how you determined adjusting for cash flows

from operating and investing activities of an acquiree prior to acquisition does not substitute individually tailored recognition and measurement methods for GAAP given the significant direct and indirect impacts associated with the acquisition. For example, given that the Company expects a material increase in its interest expense as noted in the pro forma disclosures beginning on page F-8 due to the additional term loan amounts, it appears that any cash portion of such increase would materially impact future cash provided by operating activities and as such would not be reflected in the Acquisition Adjusted Free Cash Flow measure. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations.

3.   We still continue to note references to pro forma operating cash flow margin in your filing. Such measure is not considered a non-GAAP measure and appears to be a measure derived from pro forma operating cash flows which is not a measure that is consistent with the type of pro forma financial information that should be provided pursuant to Article 11-02(c) of Regulation S-X. Please remove references to pro forma operating cash flow margin throughout your filing.

Risk Factors
Our Operating Agreement will designate the Court of Chancery of the State of Delaware. . ., page 81

4.   We note that the form of Amended and Restated Limited Liability Company Agreement that is filed as Exhibit 3.3 states that the sole and exclusive forum for claims arising under the Securities Act will be the United States District Court for the District of Delaware. Please revise your disclosure here, and elsewhere as appropriate, to be consistent with this provision.

Use of Proceeds, page 89

5.   We refer to your revised disclosure on page 225 disclosing that affiliates of certain of your underwriters, including Wells Fargo, Goldman, and Texas Capital Bank, are lenders under your credit facility. You state that you will be using the proceeds to repay your credit facility borrowings. Please tell us whether you are required to have a qualified independent underwriter in accordance with FINRA Rule 5121.

Business
Customers; Material Contracts and Marketing, page 153

6.   We refer to your revised disclosure stating that as of December 31, 2023, after taking into account your East Stateline Acquisition, your three significant customers represented 45% of your total revenues. Please expand your discussion of the agreements with ConocoPhillips, EOG Resources, and WaterBridge to provide investors with additional context regarding the material terms of these agreements.

Oil, Natural Gas and NGLs Production Prices and Costs
Production and Price History, page 171

7.   The units of measure shown for average realized prices and average costs in the table on page 171, presented as $/MBbl, $/MMcf and $/MBoe, are incorrect. Please revise the table to use $/Bbl, $/Mcf, and $/Boe where appropriate.

Acreage, page 172

8.   We reviewed the table of developed and undeveloped acreage on page 172 and note the following:

   •   The column labeled "Net Mineral Acres" appears to represent the gross acres in which the Company owns an interest, or "Gross Mineral Acres" based on the Glossary definition on page A-2. If this column presents the Company's gross mineral acres, please revise the column title and definition to "Gross Mineral Acres." If this column does not present the Company's gross mineral acres, please explain.

   •   The column labeled "Weighted Average Royalty Interest" contains an interest of 14% that is not consistent with disclosures elsewhere in your filing (pages 12, 141, and 152) which state the Company's weighted average royalty interest is 23.9%. Please review and revise as necessary to remove any inconsistencies.

   •   The calculation provided in footnote (1) for "Net Royalty Acres (1/8th Basis)" appears to artificially inflate the Company's "Gross Mineral Acres" using a 12.5% royalty interest instead of calculating a Net Royalty Interest based on a standardized 1/8th royalty. **For example**, the Company owns a "Weighted Average Royalty Interest" of 23.9% in 1,775 Gross Mineral Acres; therefore, the Company's Net Royalty Acres would equal (1,775 gross acres x .239) = 424 net acres. On a standardized 1/8th or 12.5% royalty basis, the Company's Net Royalty Acres would equal (1,775 gross acres x .125) = 222 net acres. **In a standardized basis comparison, the actual gross mineral acres in which a Company owns an interest does not change**. The acreage table on page 172 presents calculated total "Net Royalty Acres (1/8th Basis)" of (4,180 gross mineral acres x .239)/.125) = 7,987 net acres which is larger than the Company's actual gross mineral acres of 4,180 acres. For disclosure clarity, please remove the presentation of acreage on a standardized 1/8th basis from the developed and undeveloped acreage table.

   •   In conjunction, please remove the presentation of acreage on a standardized 1/8th basis from the acreage table on page 152 and instead present the Company's actual gross mineral acres by location (county and position).

   •   Also, acreage disclosures elsewhere in your filing (pages 3, 12, 127, 132, 141, and 152) state "the Company has approximately 8,000 total net mineral acres" which correlate with the incorrectly calculated "Net Royalty Acres (1/8th Basis)." Please revise these acreage disclosures to instead present the Company's total actual "Gross Mineral Acres."

9.   We reviewed the table of Leased and Unleased acreage on page 172 and note the table includes the category of "Undeveloped" which should be revised to "Unleased." Also, for clarity, please revise the column labeled "Net Mineral Acres" to "Gross Mineral Acres" and the table total to "Total Gross Mineral Acres."

Exhibits

10.   We note that the revised exhibit index no longer refers to the purchase agreement with D.K. Boyd Oil. To the extent applicable, please revise your disclosures as appropriate to discuss any material post-closing provisions of the agreement, and revise your disclosure as appropriate to identify the third party seller.

       We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Ameen Hamady at 202-551-3891 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Catherine De Lorenzo at 202-551-3772 or Dorrie Yale at 202-551-8776 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction

cc: David Oelman, Esq.